EXHIBIT 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Fiscal Year					Nine Months Ended September 30, 2002
	1997	1998	1999	2000	2001
	(in thousands except ratio data)
Net income (loss) before tax	30,813	(76,430)	(74,077)	(55,165)	(76,113)	(88,115)
Minority interest in net (loss) income of subsidiary	—	—	—	—	—	—
Amortization discounts related to indebtedness	827	1,804	1,251	1,745	391	1,251
Interest expense	1,811	8,652	8,175	4,750	1,961	1,972

Earnings before interest, taxes, depreciation and amortization and fixed charges	33,451	(65,974)	(64,651)	(48,670)	(73,761)	(24,892)

Total fixed charges	2,638	10,456	9,426	6,495	2,352	3,223
Ratio of earnings to fixed charges (%)	1,268	(631)	(686)	(749)	(3,136)	(772)
Coverage surplus (deficiency)	—	(76,430)	(74,077)	(55,165)	(76,113)	(88,115)